Exhibit (a)(5)(iv)

Investor Contact:
Keith W. Jones
Chief Financial Officer
(781) 933-2020

POLYMEDICA ANNOUNCES FINAL RESULTS OF
“DUTCH AUCTION” TENDER OFFER

Woburn, Massachusetts — (July 14, 2005) — PolyMedica Corporation (NASDAQ/NM: PLMD) today announced the final results of its modified “Dutch Auction” tender offer to purchase up to $150 million of its outstanding common stock. The tender offer expired at 12:00 midnight, Eastern Time, on Friday, July 8, 2005.

Based on the final count by the depositary for the tender offer, 6,902,160 shares of common stock were properly tendered and not withdrawn at prices at or below $37.50 per share. As a result, the Company has accepted for purchase and will pay for 4,000,000 shares at a purchase price of $37.50 per share, for a total cost of $150 million. The final proration factor for the tender offer is approximately 58.98126% after giving effect to conditional and odd lot tenders. Odd lot shares properly tendered at or below the $37.50 purchase price will not be subject to proration. The depositary for the tender offer, Equiserve Trust Company, will promptly pay for the shares accepted for purchase and return all other shares tendered and not accepted for purchase. The shares accepted for purchase represent approximately 14.2% of the Company’s 28,254,431 shares issued and outstanding as of July 8, 2005. Immediately after completion of the tender offer, approximately 24,254,431 shares of PolyMedica common stock will be issued and outstanding.

Investor questions concerning the tender offer may be directed to the information agent, The Altman Group, Inc. at (800) 443-5182, or the dealer manager, Morgan Stanley & Company, Inc. at (866) 818-4954.

About PolyMedica
PolyMedica Corporation is a leading provider of healthcare products and services to patients suffering from chronic diseases. With over 700,000 active patients, the Company is the nation’s largest provider of blood glucose testing supplies and related services to people with diabetes. In addition, PolyMedica provides its patients with a full range of prescription medications through Liberty’s mail-order pharmacy. By communicating with patients on a regular basis, providing the convenience of home delivery, and submitting claims for payment directly to Medicare and other insurers on behalf of their patients, Liberty provides a simple and reliable way for patients to obtain their supplies and medications and encourages compliance with their physicians’ orders. More information about PolyMedica can be found on the Company’s website at www.polymedica.com.

This press release is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares of PolyMedica’s common stock. The tender offer was made only pursuant to the Offer to Purchase and the related materials (as amended and supplemented) that PolyMedica distributed to shareholders on May 26, 2005, as supplemented on June 24, 2005. Shareholders should read all these materials carefully because they contain important information. Shareholders can obtain a free copy of the Tender Offer Statement on Schedule TO, the Offer to Purchase, the supplement to the Offer to Purchase and other documents that PolyMedica Corporation filed with the Securities and Exchange Commission (as amended and supplemented) at the Commission’s website at www.sec.gov. Shareholders may also obtain a copy of these documents, without charge, from The Altman Group, Inc., the information agent for the tender offer, toll free at (800) 443-5182.

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